

November 29, 2010

Mr. Kenneth R. Peak
Chairman, Chief Executive Officer and President
Contango ORE, Inc.
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

   Re: Contango ORE, Inc.
     Amendment No. 2 to Registration Statement on Form 10
     Filed November 26, 2010
     File No. 000-54136

Dear Mr. Peak:

   We have completed our review of your Form 10 and related filings and have no further comments at this time.

           Sincerely,

           H. Roger Schwall
           Assistant Director

cc: Via Facsimile (213) 612-2501
   Vanessa Kwong, Esq.
   Morgan, Lewis & Bockius LLP